UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December, 2015

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West

Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated December 17, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2015	Cameco Corporation

By:

“Sean A. Quinn”
Sean A. Quinn
Senior Vice-President, Chief Legal Officer and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Restricts Underground Mining Activities at the Rabbit Lake Operation

Saskatoon, Saskatchewan, Canada, December 17, 2015   .   .   .   .   .   .   ..   .   .   .   .   .   .

Cameco (TSX: CCO; NYSE: CCJ) announced today that underground mining activities have been restricted at the Rabbit Lake operation in northern Saskatchewan.

After reopening an inactive area of the Eagle Point mine, a fall of rock was discovered in a tunnel. No groundwater inflow to the mine has been observed in the affected area.

As a precautionary measure, 40 non-essential personnel were removed from the mine and activities were restricted to ensure the safety of mine workers while the condition of the affected area is assessed. There were no injuries and no effect on the environment.

Production mining at Eagle Point has been temporarily suspended while the assessment is completed. The Rabbit Lake mill continues to operate as usual.

The Rabbit Lake operation is expected to meet its 2015 production target of 3.9 million pounds of uranium concentrate (U3O8) by processing ore that was mined previously and transported to the surface.

The Canadian Nuclear Safety Commission and Saskatchewan Mines Inspector have been notified. Further information will be provided once the assessment is complete.

Currently about 600 Cameco employees and contractors work at the Rabbit Lake operation.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

- End -

Investor inquiries:	Rachelle Girard	(306) 956-6403
Media inquiries:	Rob Gereghty	(306) 956-6190